UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 23, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Liberty Property Limited Partnership
File No. 1-13132 - CF# 21646

Liberty Property Limited Partnership submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 29, 2008.

Based on representations by Liberty Property Limited Partnership that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.18	through October 4, 2012
Exhibit 10.19	through October 4, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel